Exhibit 12.1
DELPHI AUTOMOTIVE PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,

	2014	2013	2012	2011	2010
	(dollars in millions)
Income before income taxes and equity income	$1,705	$1,523	$1,345	$1,506	$944
Cash dividends received from non-consolidated affiliates and other	(68)	(46)	42	(36)	(7)
Portion of rentals deemed to be interest	38	36	33	31	32
Interest and related charges on debt	169	182	137	139	38
Earnings available for fixed charges	$1,844	$1,695	$1,557	$1,640	$1,007

Fixed charges:
Portion of rentals deemed to be interest	$38	$36	$33	$31	$32
Interest and related charges on debt	169	182	137	139	38
Total fixed charges	$207	$218	$170	$170	$70

Ratio of earnings to fixed charges	8.9	7.8	9.2	9.6	14.4